Exhibit (a)(1)(L)

TRIAN PARTNERS ANNOUNCES FINAL RESULTS
OF TENDER OFFER FOR SHARES OF WENDY’S/ARBY’S GROUP

Trian Partners purchases approximately 49.4 million shares

                 Trian Partners and affiliates own approximately 21.6% of Wendy’s/Arby’s

NEW YORK, NY – December 11, 2008 – Trian Fund Management, L.P. announced today the final results of the cash tender offer by funds managed by it (collectively, “Trian Partners”) for up to 40 million shares of Wendy’s/Arby’s Group, Inc. (NYSE: WEN) Class A Common Stock, which tender offer expired at 12:00 midnight, New York City time, on Friday, December 5, 2008.  As previously reported, Trian Partners purchased 49,395,394 shares of Wendy’s/Arby’s Class A Common Stock in the tender offer at a purchase price of $4.15 per share, for a total purchase price of $204,990,885.10.  The 49,395,394 shares purchased pursuant to the tender offer are comprised of the 40 million shares Trian Partners offered to purchase and 9,395,394 shares purchased pursuant to Trian Partners’ right to purchase up to an additional two percent of the outstanding shares of Wendy’s/Arby’s, without extending the tender offer in accordance with applicable securities laws.

Based on the final tabulation by American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, 216,909,065 shares of Class A Common Stock were properly tendered and not withdrawn in the tender offer, resulting in a proration factor of approximately 22.772%.  American Stock Transfer & Trust Company will promptly issue payment for the shares validly tendered and accepted for payment and will return all other shares tendered.

Following the purchase of the shares, Trian Partners and its affiliates have increased their aggregate beneficial ownership in Wendy’s /Arby’s from 52,059,387 shares to 101,456,002 shares, or from approximately 11.1% to approximately 21.6%, respectively, of Wendy’s/Arby’s outstanding Class A Common Stock.

Any questions regarding the offer should be directed to Bank of America Securities LLC, the Dealer Manager for the tender offer, at (646) 855-8900, or Innisfree M&A Incorporated, the Information Agent for the tender offer. Banks and brokerage firms can call Innisfree M&A Incorporated collect at (212) 750-5833. All others can call Innisfree M&A Incorporated toll-free at (877) 687-1874.

About Wendy's/Arby's Group, Inc.

Wendy's/Arby's Group, Inc. is the third largest quick-service restaurant company in the United States and is the franchisor of the Wendy's® and Arby's® restaurant systems. The combined restaurant systems include more than 10,000 restaurants in 50 states and 21 countries worldwide.

About Trian Fund Management, L.P.

Founded in November 2005, Trian Fund Management, L.P. is an investment firm whose Principals are Nelson Peltz, Peter W. May and Edward P. Garden. Mr. Peltz is non-executive Chairman, Mr. May is non-executive Vice Chairman and Mr. Garden is a Director, of Wendy’s/Arby’s Group, Inc.

CONTACTS:

Anne Tarbell at 212-451-3030 or                                                                                     Carrie Bloom of Sard Verbinnen & Co.
atarbell@trianpartners.com                                                                                     at 212-687-8080 or cbloom@sardverb.com